                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO FILE 13d-2(a)

                                CORECOMM LIMITED
                                ----------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                   21869Q-10-8
                                   -----------
                                 (CUSIP Number)

                           Michael C. Forman, Esquire
                 Klehr, Harrison, Harvey, Branzburg & Ellers LLP
                             260 South Broad Street
                             Philadelphia, PA 19102

                                 (215) 569-4284
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 APRIL 12, 2001
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the
following box: |_|
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CUSIP No. 21869Q-10-8                 13D           Page 2 of 8 Pages
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--------------------------------------------------------------------------------
  1.    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

                    Thomas Gravina
--------------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                    (a)   |_|

                                                                    (b)   |_|
--------------------------------------------------------------------------------
  3.    SEC USE ONLY
--------------------------------------------------------------------------------
  4.    SOURCE OF FUNDS:

                    00
--------------------------------------------------------------------------------
  5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
                                                                          |_|
--------------------------------------------------------------------------------
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

                    Pennsylvania
--------------------------------------------------------------------------------
         NUMBER OF             7.     SOLE VOTING POWER
          SHARES                      5,766,321
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                          ------------------------------------------------------
                               8.     SHARED VOTING POWER
                                            None
                          ------------------------------------------------------
                               9.     SOLE DISPOSITIVE POWER
                                      5,766,321
                          ------------------------------------------------------

----------

     (1) Includes (i) a total of 96,000 shares of Common Stock held by the Reporting Person's minor children; (ii) options to purchase 30,000 shares of Common Stock which are currently exercisable; and (iii) 38,750 shares of Series B Senior Convertible Exchangeable Preferred Stock of CoreComm (the "Series B Preferred Stock") held by the Reporting Person. Each share of Series B Preferred Stock has a stated value of $1,000 per share and accrues dividends at a rate of 3% per annum. Such dividends are payable, at the Issuer's option, in cash or shares of Common Stock. The dividend is also subject to adjustment as set forth in the Issuer's Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on September 29, 2000 and amended on April 12, 2001. Based on an initial conversion price of $32.11, the shares of Series B Preferred Stock held by the Reporting Person are convertible into 1,206,789 shares of Common Stock.

            The Reporting Person disclaims beneficial ownership of the shares of Common Stock held by the Reporting Person's minor children, and this report shall not be deemed an admission that the
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CUSIP No. 21869Q-10-8                 13D           Page 3 of 8 Pages
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                          ------------------------------------------------------
                              10.     SHARED DISPOSITIVE POWER

                                      None
--------------------------------------------------------------------------------
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    7,099,110(1)
--------------------------------------------------------------------------------
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                          |_|
--------------------------------------------------------------------------------
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    7.2%(2)
--------------------------------------------------------------------------------
  14.   TYPE OF REPORTING PERSON
                    IN
--------------------------------------------------------------------------------


----------

            Reporting Person is the beneficial owner of the securities for purposes of Section 13 or for any other purpose.

     (2) Based upon 98,018,345 shares of Common Stock outstanding on April 17, 2001, as reported to the Reporting Person by the Issuer.
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CUSIP No. 21869Q-10-8                 13D           Page 4 of 8 Pages
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ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock (the "Common Stock") of CoreComm Limited ("CoreComm"), 110 East 59th Street, 26th Floor, New York, New York 10022.

ITEM 2. IDENTITY AND BACKGROUND.

         (a)      Thomas Gravina

         (b) c/o ATX Telecommunications Services, Inc., 50 Monument Road, Bala Cynwyd, Pennsylvania 19004.

         (c) Senior Vice President and Chief Operating Officer of Business Telecoms

         (d)      None.

         (e)      None.

         (f)      Pennsylvania.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Prior to September 29, 2000, the Reporting Person was a shareholder of ATX Telecommunications Services, Inc. ("ATX"), then a privately held company. On September 29, 2000, pursuant to the recapitalization of ATX and the merger of CoreComm and ATX, the Reporting Person was issued: (i) 1,921,742 shares of Common Stock; (ii) 38,750 shares of Series B Senior Convertible Exchangeable Preferred Stock of CoreComm; and (iii) a Senior Unsecured Note due September 29, 2003 of CoreComm.

ITEM 4.  PURPOSE OF TRANSACTION.

         None.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Person beneficially owns 7,124,110 shares of Common stock, which includes (i) a total of 96,000 shares of Common Stock held by the Reporting Person's minor children; (ii) options to purchase 30,000 shares of Common Stock which are currently exercisable; and (ii) 38,750 shares of Series B Senior Convertible Exchangeable Preferred Stock of CoreComm (the "Series B

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CUSIP No. 21869Q-10-8                 13D           Page 5 of  8 Pages
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Preferred Stock") held by the Reporting Person. Each share of Series B Preferred
Stock has a stated value of $1,000 per share and accrues dividends at a rate of 3% per annum. Such dividends are payable, at the Issuer's option, in cash or shares of Common Stock. The dividend is also subject to adjustment as set forth in the Issuer's Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on September 29, 2000 and amended on April 12, 2001. Based on an initial conversion price of $32.11, the shares of Series B Preferred Stock held by the Reporting Person are convertible into 1,206,789 shares of Common Stock.

         The Reporting Person disclaims beneficial ownership of the shares of Common Stock held by the Reporting Person's minor children, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of the securities for purposes of Section 13 or for any other purpose.

         The 7,124,110 shares of Common Stock beneficially owned by the Reporting Person constitute 7.2% of the Common Stock. This calculation is based upon 98,018,345 shares of Common Stock outstanding on April 17, 2001, as reported to the Reporting Person by the Issuer.

         (b) The Reporting Person has the sole power to vote and to dispose of 5,776,321 shares of Common Stock. The Reporting Person does not share power to vote or to dispose of any shares of Common Stock.

         (c) On April 12, 2001, the Reporting Person received 3,940,579 shares of Common Stock as payment of interest on the Senior Unsecured Note due September 29, 2003 issued to the Reporting Person by the Issuer on September 29, 2000.

         The Reporting Person gifted a total of 96,000 shares of Common Stock to his minor children on April 9, 2001 and sold shares of Common Stock as set forth on Schedule I attached hereto in open market transactions on the Nasdaq National Market.

         (d) None.

         (e) None.
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CUSIP No. 21869Q-10-8                 13D           Page 6 of 8 Pages
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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER.

         The Reporting Person is party to the Stockholder Agreement, dated September 29, 2001 with the Issuer pursuant to which the Reporting Person is subject to certain restrictions regarding the disposition and voting of securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The Stockholder Agreement described in Item 6 has been filed with the Securities and Exchange Commission by the Issuer on November 2, 2000 as Exhibit
9.3 to Amendment No. 1 to the Registration Statement on Form S-1.
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CUSIP No. 21869Q-10-8                 13D           Page 7 of 8 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 23, 2001                   /s/ Thomas Gravina
                                        ------------------------------
                                        Thomas Gravina

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CUSIP No. 21869Q-10-8                 13D           Page 8 of 8 Pages
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                                   SCHEDULE I

                          SALES BY THE REPORTING PERSON

     DATE OF           NUMBER OF
   TRANSACTION        SHARES SOLD     PRICE PER SHARE
   -----------        -----------     ---------------
  April 16, 2001        45,000             $0.4322
  April 16, 2001        10,000             $0.43
  April 18, 2001        10,000             $0.23
  April 18, 2001        10,000             $0.22
  April 18, 2001        15,000             $0.21
  April 18, 2001        30,000             $0.20
  April 18, 2001        10,000             $0.19